Filed pursuant to Rule 424(b)(3)
Registration number: 333-135123

465,228 Shares

Caterpillar Inc.

Common Stock

The shares of our common stock are being offered by Goldman, Sachs & Co., as agent for Goldman Sachs Financial Markets, L.P., in connection with derivative agreements between the selling stockholders and Goldman Sachs Financial Markets, L.P. Neither we nor the selling stockholders will receive proceeds from the sale of shares of common stock under this prospectus supplement. For a description of the payment by Goldman Sachs Financial Markets, L.P. to the selling stockholders under the derivative agreements, see “Use of Proceeds” in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “CAT.”  The last reported sale price of our common stock on June 21, 2006 was $72.47 per share.

As used in this prospectus supplement, the terms “we,” “us,” and “our” refer to Caterpillar Inc.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. may offer the common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Prospectus Supplement dated  June 22, 2006.

USE OF PROCEEDS

We will not receive any of the proceeds from the derivative agreements and neither we nor the selling stockholders will receive proceeds from the sale of shares of common stock under this prospectus supplement.

Each selling stockholder will receive an amount, upon physical settlement of its derivative agreement within seven months after the date of this prospectus supplement, based on the weighted average price per share of our common stock at which shares under this prospectus supplement are sold.

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PLAN OF DISTRIBUTION

Wilson Progress Rail LLC and Boyer Progress Rail LLC have each entered into a derivative agreement, dated as of June 22, 2006 with Goldman Sachs Financial Markets, L.P. relating to 402,360 and 62,868 shares of our common stock, respectively. Subject to certain conditions, Goldman, Sachs & Co. has agreed to sell 465,228 shares of common stock as agent for Goldman Sachs Financial Markets, L.P. pursuant to this prospectus supplement, for which it will receive a normal brokerage commission. Goldman, Sachs & Co. may also receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

Goldman, Sachs & Co. proposes to offer the shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The shares of common stock offered by this prospectus supplement may be borrowed by or on behalf of Goldman Sachs Financial Markets, L.P. from stock lenders. Goldman Sachs Financial Markets, L.P. will use any shares received from the selling stockholders under the derivative agreements to settle or close out open borrowings created to hedge its exposure under the derivative agreements. Each selling shareholder will retain beneficial ownership of its shares prior to physical settlement of its derivative agreement. At its election, each selling stockholder may pay the cash value of any shares to be delivered at settlement. In the event of such an election, Goldman Sachs Financial Markets, L.P. expects to purchase shares of common stock in the open market and use those shares to settle or close out any open borrowings created to hedge its exposure under the derivative agreements.

None of the shares sold by Goldman, Sachs & Co. pursuant to this prospectus supplement will be shares acquired directly from us.

This offering is being conducted in accordance with Rules 2710(h) and 2720(c)(3) of the Conduct Rules of the NASD, Inc.

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